

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

August 18, 2009

Mr. Ron Andrews
Chief Executive Officer
Clarient, Inc.
31 Columbia
Aliso Viejo, CA 92656

> **RE: Clarient, Inc.
> Registration Statement on Form S-3
> File No. 333-160136
> Filed July 13, 2009**

Dear Mr. Andrews:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

Cc: Shivbir Grewal
Fax: (949) 725-4100